January 08,2007

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Amit Pande

and Mr. Mike Volley

Dear Sirs:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to our correspondence dated June 08, 2006, July 07, 2006, a conversation with Mr.  Volley August 14, 2006 and a letter filed Nov/01/2006, pertaining to the SEC comment letter of February 10, 2006, would you please let us know the status? We are preparing the 2006 annul filing and have concerns that we have not had a response from you in the matter of the 2004 annual filing as yet. Please let us know if there is any other information you require.

Thank you for your assistance in this matter.

Regards,

Sonja Dreyer

Vice President

Westsphere Asset Corporation

Cc: Douglas N. Mac Donald

President & CEO

Cc: Kim Law

Vice President & CFO

2140 Pegasus Way N.E. • Calgary, Alberta, Canada • T2E 8M5

Tel: (403) 290-0264 • Fax: (403) 290-1266

Web: www.westsphereasset.com • Email: info@westsphereasset.com